July 25, 2024

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
1441 Broadway, 30th Floor,
New York, NY 10018

       Re: Aether Holdings, Inc.
           Draft Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 377-07312
Dear Nicolas Lin:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise to include a brief description of the Representative's Warrants. Refer to Item
       501(b)(2) of Regulation S-K.
Risk Factors
Risks Related to Our Business, Strategy and Industry, page 10

2. We note that your Chief Financial Officer is engaged through a consulting agreement and may allocate his time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that your CFO serves in his position on a part- time basis and/or otherwise clarify the number of hours he has agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officer's outside business relationships.
 July 25, 2024
Page 2

Cautionary Note Regarding Forward-Looking Statements, page 33

3. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the safe harbor for forward-looking statements or make clear that the safe harbor does not apply to this offering.
Business
Our Industry and Market Opportunity, page 53

4. Please disclose the source of your statements regarding the growth of global AI in the fintech market.
2024 Equity Incentive Plan, page 74

5. Please clarify the effective date of the 2024 Equity Incentive plan. On page 77, you disclose the plan became effective in May 2024, while on page 7 you disclose it will become effective as of the closing of this offering. Additionally, expand your disclosure to include a general description of the formula or criteria to be applied in determining the awards and the vesting schedule. Describe any performance-based conditions and any other material conditions that are applicable to awards under the plan. Executive Compensation
Compensation of Directors, page 74

6. Please file the agreements with Mr. Lin and Ms. Wu to serve as members of the board of directors as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
       Regulation S-K.
Condensed Consolidated Statements of Changes in Shareholders' Equity, page F-4

7. We note on page F-15 that 300 shares of Sundial were issued to Mr. Hu for a total of compensation of $351,562. Please disclose the number of shares of Aether, adjusted for the reorganization, that were issued to Mr. Hu. Please expand the disclosure in Note 8(b)
       to include the number of shares of Aether that were issued in exchange for the 300 shares of Sundial.
Financial Statements - March 31, 2024 and 2023
Note 1 - Description of Business and Organization
Reorganization, page F-7

8. Disclose here and elsewhere, as applicable, the details Elixir's purchase of the equity of the Transferred Entity including the form and value of the purchase consideration and your accounting for the purchase.

Note 6 - Prepaid Expenses, page F-14

9. We note that Other Prepaid Expenses as of March 31, 2024 is $75,785. Please expand the disclosure to state separately, in the balance sheet or in a note thereto, any significant items included in this balance.
 July 25, 2024
Page 3

Note 8 - Equity, page F-15

10. Please expand the disclosure to include the number of shares and amount per share issued to Wuyao.
11. Disclose the purpose and accounting for the Company's issuance of 2,850,000 shares of
       Common Stock to Up and Up Ventures Limited, which we note is controlled by a director of the Company. Also, disclose the nature and value of the consideration received for the shares.
Note 11 - Income Taxes, page F-38

12. Please expand the disclosure to address all disclosures required pursuant to ASC 740-10-
       50, including the amount of valuation allowance and changes to the valuation allowance for all periods presented and amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.
Note 14 - Subsequent Events, page F-39

13. We note you did not incur any executive compensation expense in the fiscal years ended
       September 30, 2023 and 2022. We also note that in March and April 2024 you entered into employment agreements with the CEO and CSO for $60,000/year each and you entered into a consulting agreement for CFO services at an hourly rate of
       $300/hour. Since your historical financial statements do not include compensation at fair market levels, please provide quantified disclosure of the significant compensation arrangements with related parties that resulted in below market compensation expense for the audited and interim periods presented. Also, since your historical financial statements reflect compensation that will be materially different from the compensation expense expected after the offering or in the future, disclose the salary commitments and pro forma data for the latest year and interim period along with additional disclosure in the
       MD&A discussion of liquidity.
Exhibits

14. Please file the consents of Messrs. Molander, Mandel, and Murphy as exhibits to your registration statement. Refer to Securities Act Rule 438.
General

15. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 July 25, 2024
Page 4

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Lawrence A. Rosenbloom, Esq.